Mail Stop 4561
									January 13, 2006

Mr. Roland Vetter
President and Chief Financial Officer
Montpellier Group, Inc.
15321 Main Street NE 152
Duvall, WA 98019

      Re:	Montpellier Group, Inc.
		Form 10-KSB for Fiscal Year Ended October 31, 2004 Form 10-QSB for Fiscal Quarter Ended January 31, 2005 Form 10-QSB for Fiscal Quarter Ended April 30, 2005 File No. 0-50103

Dear Mr. Vetter:

We have reviewed your response letter dated December 14, 2005 and have the following additional comments.

Form 8-K/A filed November 2, 2005

Exhibit 99.1 - Financial statements for the period from March 16,
2004 (inception) to October 31, 2004

Financial Statements

1. We note your disclosure that you are considered a development stage company in accordance with SFAS 7. In future filings, please revise your disclosure to comply with paragraphs 11(a) and 11(d) of
SFAS 7. Additionally, please tell us whether you are considered to be in the exploration or development stage, as related to your mining operations, and if you are in the exploration stage, please remove all references to yourself as a development stage company in your financial statements. Refer to paragraph (a)(4) of Securities Act Industry Guide 7 - Description of Property by Issuers Engaged or to be Engaged in Significant Mining Operations.

Foreign Currency Transactions

2. Your policy for translating your financial statements appears inconsistent with that set forth in paragraphs 12 through 14 of SFAS
52. Please tell us what accounting literature you relied upon in determining your policy, or revise as appropriate. In your response, please include the financial statement impact of any revisions to your policy. Finally, tell us the gain/loss from foreign currency translation recognized for the period presented and, if such amount is material, revise to report this amount as a component of other comprehensive income within the statement of operations and the stockholders` deficit section of the balance sheet. Please provide the information requested for the period ended October 31, 2004 as well as for the nine months ended July 31, 2005.

Note 7.  Convertible Debentures Payable

3. Please tell us how you have applied the guidance in EITF Issue
00-
19 in evaluating whether the conversion features of the debentures are embedded derivatives that you should separate from the debt host and account for at fair value under SFAS 133.

4. Additionally, please tell us and disclose the business purpose for entering into short-term loans with such high interest rates, considering your current financial position. In addition, please tell us whether your notes payable, convertible notes payable and convertible debentures payable are all to the same party and tell us whether any of the lenders under these arrangements are related parties as defined in SFAS 57.

Note 8.  Common Shares

5. We note your disclosure at Note 3 that you account for stock-based based compensation issued to non-employees in accordance with SFAS 123 and EITF Issue 96-18. Please tell us how you applied the provisions of this literature in determining the fair value of the common shares issued for property payments and for bonuses/financing fees to debt holders. Additionally, tell us how you recorded these amounts in the financial statements.

Note 10.  Mineral Property Exploration and Development Expenses

6. We note that you have not accrued any liabilities related to the option agreements for the Mahtin, Cathy and Kirkman claims ("Mahtin claims") or the Bonanza claims. We further note that in relation to the Mahtin claims as of as of October 31, 2004, a cash payment of $50,000 was past due and minimum expenditures of $400,000 were required whereas you had only incurred $190,682 in expenditures. Please tell us if such past-due amounts are required to be paid regardless of whether the option agreement is extended and provide us with copies of the related option agreements for both the Mahtin and
Bonanza claims. Please also provide the requested information as it relates to the past due cash payments, share issuances and expenditures on the Mahtin and Bonanza Claims as of July 31, 2005, based on the disclosures in Note 9 to the July 31, 2005 financial statements.

Exhibit 99.2 - Unaudited Pro Forma Consolidated Financial
Statements
as of October 31, 2004 and July 31, 2005

7. We note that it appears that, subsequent to the transaction between Montpellier and IGR, the former shareholders of Montpellier continue to hold a majority of the outstanding shares of the company, as there were 32,500,000 shares outstanding at the time of the merger transaction, and only 5,507,700 shares were issued to the shareholders of IGR. Please tell us how you considered this and other relevant facts in evaluating the factors set forth in paragraph
17 of SFAS 141 in determining which entity should be considered the accounting acquirer. Please include references to any other accounting literature you may have considered in your response.

8. Further to our previous comment, we do not understand how you have accounted for the merger transaction between Montpellier and IGR. Please tell us how you considered whether Montpellier constituted a public shell at the time of the transaction, and how this determination impacted your accounting treatment of the transaction.
Include references to the accounting literature that you relied upon in reaching your conclusions.

9. We note from the merger agreement filed with your Form 8-K on August 19, 2005, that there were 2,000,100 shares of convertible preferred stock of IGR outstanding as of the date of such agreement, and that each share of the issued and outstanding preferred stock would be converted into one share of preferred stock of Montpellier, convertible into 6 shares of common stock of Montpellier at the option of the holder. We do not see preferred stock included in the pro forma balance sheet. Please tell us how you have accounted for this preferred stock, including the conversion feature.

Exhibit 99.4 - Financial Statements for the nine month period ended
July 31, 2005

10. Please revise to include a statement of operations and statement of cash flows for the period ended July 31, 2004. Refer to Item
310(c)(3) of Regulation S-B.

11. Please revise to include a statement of operations and statement of cash flows for the period from March 16, 2004 (inception) to July
31, 2005, pursuant to paragraph 11 of SFAS 7.

      As appropriate, please amend your filings and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please file your cover letter on EDGAR. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      You may contact Amanda Sledge, Staff Accountant, at (202)
551-
3473 or the undersigned at (202) 551-3403 if you have questions.



								Sincerely,



      Steven Jacobs
      Accounting Branch Chief
Mr. Ronald Vetter
Montpellier Group, Inc.
January 13, 2006
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